GALIANO GOLD ANNOUNCES ANNUAL GENERAL AND SPECIAL MEETING VOTING RESULTS

Vancouver, British Columbia, June 11, 2026, Galiano Gold Inc. ("Galiano" or the "Company") (TSX & NYSE American: GAU) announced today that all resolutions put to shareholders at the Company's Annual General and Special Meeting (the "Meeting") held on June 11, 2026, were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Set the Number of Directors at Eight

The resolution to fix the number of directors at eight was approved.

Votes for	% Votes for	Votes Against	% Votes Against
163,961,029	99.47	879,231	0.53

Election of Directors

The eight nominees listed in the Company's Management Information Circular dated April 30, 2026, were elected as directors of the Company.

Director Name	Votes for	% Votes for	Votes Withheld	% Votes Withheld
Matt Badylak	135,581,784	93.42	9,556,137	6.58
Paul N. Wright	144,874,455	99.82	263,466	0.18
Judith Mosely	135,554,418	93.40	9,583,503	6.60
Dawn Moss	143,801,337	99.08	1,336,584	0.92
Greg Martin	135,593,957	93.42	9,543,964	6.58
Moira Smith	135,469,569	93.34	9,668,352	6.66
Navin Dyal	144,234,353	99.38	903,568	0.62
Lauren Roberts	144,219,084	99.37	918,837	0.63

Appointment of Auditors - Ernst & Young LLP ("EY")

EY was re-appointed as the auditor of the Company for the ensuing year, and the directors were authorized to fix the remuneration paid to EY.

Votes for	% Votes for	Votes Withheld	% Votes Withheld
164,453,236	99.77	387,024	0.23

The Company's Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan was approved.

Votes for	% Votes for	Votes Against	% Votes Against
134,451,481	92.64	10,686,439	7.36

Advisory Vote on Executive Compensation

The non-binding advisory resolution accepting the Company's approach to executive compensation was approved.

Votes for	% Votes for	Votes Against	% Votes Against
135,019,009	93.03	10,118,911	6.97

A report on all matters voted on at the Meeting has been filed on www.sedarplus.ca.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Kathy Li

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com